Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333- 105717

PROSPECTUS SUPPLEMENT
(To Prospectus Dated July 28, 2003)

Up to 7,400,000 Common Shares

     We have entered into a sales agreement with Brinson Patrick Securities Corporation relating to the common shares of beneficial interest offered by this prospectus supplement and the accompanying prospectus. In accordance with the terms of the sales agreement, and except as noted below, we may offer and sell up to 7,400,000 of our common shares of beneficial interest, $0.01 par value per share, from time to time through Brinson Patrick Securities Corporation, as our agent for the offer and sale of the common shares.

     Our common shares are listed on the New York Stock Exchange under the symbol “PLD.” The last reported sale price of our common shares on the New York Stock Exchange on July 22, 2004 was $33.70 per share.

     Sales of our common shares, if any, under this prospectus supplement and the accompanying prospectus may be made in privately negotiated transactions, through an electronic communications network and/or any other method permitted by law, including transactions that are deemed to be “at the market offerings” as defined in Rule 415 under the Securities Act of 1933, including sales made directly on the New York Stock Exchange or sales made to or through a market maker other than on an exchange. To the extent that we sell our common shares in other transactions that are deemed to be “at the market offerings” pursuant to one or more sales agreements with other agents, the number of our common shares available for sale under this prospectus supplement will be reduced by the number of common shares sold by the other agents.

     Brinson Patrick Securities Corporation will be entitled to compensation equal to 2.0% of the gross sales price per share for any common shares sold under the sales agreement. In connection with the sale of the common shares on our behalf, Brinson Patrick Securities Corporation may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, and the compensation of Brinson Patrick Securities Corporation may be deemed to be underwriting commissions or discounts.

     Investing in our common shares involves risks. See “Risk Factors” beginning on page 2 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Brinson Patrick Securities Corporation

The date of this prospectus supplement is July 23, 2004

PLAN OF DISTRIBUTION

     Upon written instructions from us, Brinson Patrick Securities Corporation will use its commercially reasonable efforts consistent with its sales and trading practices, to sell common shares under the terms and subject to the conditions set forth in the sales agreement. Brinson Patrick Securities Corporation’s sales will continue until we instruct Brinson Patrick Securities Corporation to suspend those sales. We will instruct Brinson Patrick Securities Corporation as to the amount of common shares to be sold by Brinson Patrick Securities Corporation We may instruct Brinson Patrick Securities Corporation not to sell common shares if the sales cannot be effected at or above the price designated by us in any instruction. We or Brinson Patrick Securities Corporation may suspend the offering of common shares upon proper notice and subject to other conditions.

     Brinson Patrick Securities Corporation will provide written confirmation to us no later than the opening of the trading day on the New York Stock Exchange following the trading day in which common shares are sold under the sales agreement. Each confirmation will include the number of shares sold on the preceding day, the net proceeds to us and the compensation payable by us to Brinson Patrick Securities Corporation in connection with the sales.

     We will pay Brinson Patrick Securities Corporation commissions for its services in acting as agent in the sale of common shares. Brinson Patrick Securities Corporation will be entitled to compensation equal to 2.0% of the gross sales price per share of any common shares sold under the sales agreement. We estimate that the total expenses for the offering, excluding compensation payable to Brinson Patrick Securities Corporation under the terms of the sales agreement, will be approximately $100,000.

     Settlement for sales of common shares will occur on the third business day following the date on which any sales are made, or on some other date that is agreed upon by us and Brinson Patrick Securities Corporation in connection with a particular transaction, in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

     In connection with the sale of the common shares on our behalf, Brinson Patrick Securities Corporation may, and will with respect to sales effected in an “at the market offering”, be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, and the compensation of Brinson Patrick Securities Corporation may be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to Brinson Patrick Securities Corporation against certain civil liabilities, including liabilities under the Securities Act. We have also agreed to reimburse Brinson Patrick Securities Corporation for other specified expenses.

     The offering of our common shares pursuant to the sales agreement will terminate upon the earlier of (1) the sale of all common shares subject to the agreement, whether by Brinson Patrick Securities Corporation or any other agent pursuant to an “at the market offering” or (2) termination of the sales agreement. The sales agreement may be terminated by us in our sole discretion at any time by giving notice to Brinson Patrick Securities Corporation Brinson Patrick Securities Corporation may terminate this agreement under the circumstances specified in the sales agreement and in its sole discretion at any time following a period of twelve months from the date of the sales agreement by giving notice to us.